SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PLIM4: R$ 0.58/shares (Bovespa)
NETC: US$1.99/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$ 1.61/10 shares (Latibex)
Total Shares: 2.028.855.530
Market Value: R$ 1,176.7 million
Closing Price: 11/09/04

Third Quarter 2004 Financial Results

São Paulo, November 9, 2004 – Net Serviços de Comunicação S.A. (Bovespa: PLIM4 and PLIM3; Nasdaq: NETC; and Latibex: XNET), the largest Pay-TV multi-service operator in Latin America (NET), and an important provider of bi-directional broadband Internet access (Vírtua) announces today its earnings results for the third quarter 2004 (3Q04).

The following financial and operating information, except where otherwise stated, is presented in U.S. GAAP on a consolidated basis.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Financial Highlights (US$ million)	3Q04	2Q04	Chg.(%) 3Q04x2Q04	9M04	9M03	Chg.(%) 9M04x9M03

Net Revenues	122.4	115.8	5.7%	353.2	292.7	20.7%
EBITDA	31.7	29.9	6.0%	93.4	72.2	29.4%
EBITDA Margin	25.9%	25.8%		26.4%	24.7%
EBIT	18.2	13.8	31.6%	48.4	21.1	128.8%
Net Income (Loss)	(7.2)	(24.6)	(70.6)	(46.9)	(16.7)	180.5%
Net Debt	238.5	232.7	2.5%	238.5	293.6	(18.8%)
Net Debt / EBITDA (LTM) (a)	2.06	2.06	-	2.06	4.57	-

Operating Highlights

Pay-TV subscriber base (thousands) – Connected subscribers	1,395.2	1,379.9	1.1%	1,395.2	1,334.7	4.5%

Churn Rate – LTM	13.9%	14.1%	-	-	-	-

Pay-TV ARPU (US$/subscriber) (b)	32.31	31.11	3.9%	31.59	24.48	14.9%

Broadband Subscriber Base	156,893	131,407	19.4%	156,893	74,831	109.7%
Vírtua Subscribers/Pay-TV subscriber base	11.3%	9.5%	-	11.3%	5.7%	-
Vírtua Subs./Bi-directional subscriber base	38.2%	35.1%	-	38.2%	19.1%	-

Churn Rate – LTM	12.3%	11.4%	-	-	-	-

Broadband ARPU (US$/subscriber) (c)	21.88	21.17	3.4%	21.12	20.09	5.1%

Number of Optical Nodes – Total	2,875	2,859	0.5%	2,875	2,873	0.0%
Number of Optical Nodes – Bidirecional	1,149	1,114	3.1%	1,149	1,092	5.2%
Homes Passed (thousands)	6,680	6,529	2.3%	6,680	6,564	1.8%

Number of employees (d)	3,121	3,281	(4.9%)	3,121	3,020	3.3%

(a)	Includes Globopar and UCP credits.
(b)	Monthly Pay-TV Gross revenue (excluding sign-in and hook-up revenues) per average connected subscriber in the period.
(c)	Monthly Broadband Gross revenue (excluding sign-in and hook-up revenues) per average connected subscriber in the period.
(d)	3Q04 figures excludes 254 Vicom employees.

Average exchange rate decreased 2.1% from R$ 3.04/US$ in 2Q04 to R$ 2.98/US$ in 3Q04, herein referred as “Real Appreciation”. End period exchange rate decreased 8.0% from R$ 3.11/US$ in 2Q04 to R$ 2.86/US$.

  Sale of Vicom: According to the Relevant Notice disclosed on August 31, 2004, the Company signed a Purchase and Sale Agreement to transfer its total stake held in Vicom Ltda. to Comsat Brasil Ltda. Therefore, only the results for the months of July and August 2004 are consolidated, what may have caused some distortions in the quarterly and YTD comparisons. Since Vicom’s results will no longer be included the in Company’s consolidated income statement, a slightly higher impact, but still wispy significant, is expected for the next quarters results. For measurement purposes, for the twelve months ended in the 2Q04, Vicom represented around 4.0% and 2.7% of the Company’s Net Revenues and EBITDA, respectively. For the 3Q04, excluding the consolidation in September the same calculated impact was around 2.1% and 0.5%.

  Net Revenues were 5.7% higher in this quarter and totaled US$ 122.4 million in comparison to the US$ 115.8 million in the previous quarter. Pay-TV monthly-fee readjustments, higher PPV sales, broadband subscriber base growth and the Real Appreciation were the reasons for such increase.

  The Company registered quartely Consolidated EBITDA of US$ 31.7 million, 6.0% above the US$ 29.9 million recorded in the 2Q04. Part of this increase was due to Real appreciation, once in BR GAAP, EBITDA grew by 1.6% to R$ 95.2 million. It is important to highlight that this result does not take into consideration Vicom’s September results, due to its sale by the end of August. This performance shows that the Company is able to implement its sustainable growth strategy and improve its operating performance, therefore consolidating the feasibility of the business in the long term. EBITDA margin increased 10 basis points, from 25.8% to 25.9%. The Real Appreciation mainly explains this increase in the quarter. Although in BR GAAP EBITDA margin dropped 50 basis points, it does not represent a weakness in the operational performance; it is merely a seasonal effect due to higher selling expenses related to Pay-TV and broadband promotional campaigns and the provision for the payment of the 2004 Result Participation Plan, as the results recorded so far indicate that the Company will meet its goals for the year.

  Operating Income (EBIT) was, for the third consecutive time, the best on the Company’s history, reaching US$ 18.2 million, a 31.6% increase in relation to the US$ 13.8 million recorded in the previous quarter. This increase was mainly due to Real Appreciation, once in BR GAAP, EBIT grew by 14.3% to R$ 35.6 million and has also recorded the highest result in the Company’s history.

  Net Debt rose by 2.5% in comparison to 2Q04, ending this quarter with US$ 238.5 million. The End period exchange rate decrease of 8.0% and the effect in the Company’s cash balance provided by the payment of a programming supplier, as the Company entered in a final agreement with this programmer were the main reasons for such increase.

  Net Loss for the period was US$ 7.2 million versus a Net Loss of US$ 24.6 million in the previous quarter. This result was mainly a consequence of the impact of the Real appreciation in the period.

  Pay-TV ARPU rose 3.9% during the quarter and reached US$ 32.31 compared to US$ 31.11 presented in 2Q04, mainly due to the monthly-fee readjustments, higher Pay-Per-View revenues and the Real Appreciation.

  Broadband ARPU went up by 3.4% against the previous quarter, reaching US$ 21.88, versus US$ 21.17. This result is mainly due to the Real Appreciation, since in BRGAAP broadband ARPU declined 1.0% as a consequence of a promotion occurred during the quarter to increase the subscribers’ base. Despite the impact on the quarter, this promotion is achieving its goals and, with no significant impact for the broadband product payback that is close to 12 months.

OPERATING PERFORMANCE

PAY-TV

  Gross Sales reached 84.7 thousand in the quarter, a 12.3% growth in comparison to the previous quarter. Since the remodeling of the Company’s sales force and the implementation of a more aggressive sales strategy back in 2003, sales have been continuously improving throughout the quarters.

  The highlight for the third quarter was the open media and internal channels advertising campaigns focused on the Olympic Games that has also counted with the support of the programming suppliers. The Company has also benefited from SportTV (a sports channel) broad coverage of the Olympic Games, that for promotional purposes, included two temporary extra channels, in addition to its two regular channels in order to make live broadcasting of the main events, thus totaling four channels with exclusive transmissions at no additional charge.

  In addition, two promotions were carried out to attract new subscribers and to improve the subscribers base mix during the quarter. The first one was made during the Olympic Games, when a discount was offered to new Advanced package subscribers, whose first monthly payment would be equal to the Master package. The second one took place in September, and offered a discount for new subscribers of the Advanced package plus one secondary connection.

  Connected subscriber base rose by the fifth consecutive quarter, ending the 3Q04 with 1,395.2 thousand subscribers, a 1.1% increase in comparison to the 1,379.9 thousand subscribers recorded by the end of 2Q04.

  Churn rate for the last 12 months was 13.9%, fairly stable in comparison to the 14.1% registered in the previous quarter.

  The Customer Relations Department, responsible for the retention and reversion islands, presented a significant improvement in its performance, ending September with a reversion ratio superior to 77%, versus the 70% of disconnection requests in the previous quarter. This department has been playing a key role in maintaining the Company’s churn rate at current levels.

  Voluntary disconnection requests accounted for 13.5% of the total. The main reason for disconnection remains subscriber relocation to other cities or areas not covered by our cable network, which represents 25.4% of these disconnections. Disconnection for financial reasons dropped from 10% to 9%, beginning to reflect the improvement of the Brazilian economic scenario, under the consumers’ perspective.

  Connected subscriber base mix presented a hike in the Advanced package in comparison to the previous quarter, from 46.1% to 46.3%, as well as the Master package that posted an increase from 29.0% to 29.4%. On the other hand, the Plus package and Standard package dropped from 8.8% to 6.8% and from 9.1% to 8.4%, respectively.

  In Pay-Per-View (“PPV”), the 2004 Brazilian Soccer Championship (“Brasileirão”) full package sales were higher than the number recorded in 2003. Year to date, the Company registered 99 thousand package sales versus 92 thousand in the same period of 2003.

  In early November, the Company has launched “NET Digital”. Available in São Paulo and Rio de Janeiro, NET Digital offers a higher number of channels, shopping through the remote control, electronic programming guide and two mosaics. Each one showing 12 channels simultaneously. There is also available a game section that can be played through the remote control. To implement NET Digital, the Company should invest approximately R$ 100 million over the next 3 years, already foreseen in the Business Plan approved in March 2003. The Company intends to have around 100 thousands digital subscribers, by the end of 2006. Besides the existing programming available for the Advanced package and local broadcasting channels NET Digital will offer new channels, such as MTV Hits, VH1 Soul, A&E Mundo, The History Channel, E! Entertainment and NHK.

BROADBAND

  Vírtua sales have been growing in a quarterly basis since the product’s remodeling in 2003. During 3Q04, the Company increased its media exposure by producing new advertising campaigns emphasizing Vírtua’s great competitive advantages in relation to its main competition. The “double flash” campaign highlights that Vírtua subscribers can receive and send data at the hired speed, unlike the technology offered by competition, which only offers the hired speed for downloads.

  During the 3Q04, the Company changed its speed packages, increasing the connection speed from 128Kbps, 256kbps, 384 kbps and 512kbps to 150kbps, 300kbps, 600kbps and 1,200kbps, respectively, at no additional cost for its subscribers. In addition, a more aggressive campaign was carried out in São Paulo, where the subscriber who opted for the 300kbps speed would pay an R$ 34.90 monthly-fee until year-end. For the other cities where the Company offers the product, the same promotion was made at a price of R$ 49.90 per month until year-end.

  Vírtua’s commercial website was also remodeled in this quarter, hosting a new and more modern design and now more focused on increasing sales through its online chatting tool.

  As a result of this more aggressive marketing strategy, the remodeling of the speed packages and improved Brazilian economic scenario, Gross sales rose 50.2% from 27.4 thousand subscribers in the previous quarter to 41.2 thousand subscribers in 3Q04. The subscribers’ base went up by 19.4% in comparison to the 131 thousand subscribers in the 2Q04, ending the 3Q04 with 157 thousand subscribers.

  12 months broadband churn rate rose in this quarter from 11.4% to 12,3%. The unification of the billing system occurred in the previous quarter made the Company more efficient in disconnecting subscribers, resulting in this increase. The Company estimates that the effect is completely reflected in its operations and it expects churn rate to remain stable in the next quarters.

  As a result of the 300kbps speed sales promotion, broadband connected subscribers’ base mix recorded a slight improvement, with the 150kpbs speed subscribers share down from 53.6% in the 2Q04 to 52.1% this quarter. Also the Pay-TV connected subscriber’s base penetration to the bi-directional area reached 38.2%, versus 35.1% penetration in 2Q04.

CALL CENTER PERFORMANCE

Performance	March-04			June-04			Sep-04

	SP	RJ	POA	SP	RJ	POA	SP	RJ	POA
- Average wating	16"	18"	14"	13"	9"	6"	57"	25"	5"
- % of answered	93%	99%	95%	97%	98%	97%	82%	95%	98%

  For the first time since the supplier’s replacement in November 2003, Net’s Call Center presented a decrease in its performance. This drop was due to frequent system failures in the São Paulo region, making this call center to present results below its target of answering at least 80% of the calls in less than 20 seconds. This system failure has already been fixed. Therefore, the Company expects the call center performance to return to the levels recorded in previous quarters.

CONSOLIDATED EARNINGS ANALYSIS

GROSS REVENUES BREAKDOWN	3Q04	2Q04	1Q04	4Q03	3Q03

Gross Revenues	100%	100%	100%	100%	100%
Subscription	79.4%	83.3%	86.0%	84.8%	85.8%
Hook-up	1.4%	1.6%	1.3%	1.6%	1.6%
Pay Per View	3.7%	3.5%	2.3%	3.7%	3.5%
Vírtua	6.1%	5.5%	4.5%	4.0%	3.5%
Others*	9.5%	6.1%	5.8%	6.0%	1.9%

*	Includes, among others, revenues from Corporate Networks Programming Guide, Technical Assistance and Rental of Network

  Gross Revenues reached US$ 152.7 million in the 3Q04, an 8.6% increase in comparison to the US$ 140.6 million recorded in the 2Q04. The concentration of Pay-TV monthly-fee readjustments in June and September, higher PPV sales volume, Broadband subscriber base growth and the Real Appreciation were the main reasons for such increase and are set forth:

1. Pay-TV subscription revenue totaled US$ 123.6 million versus US$ 117.1 million registered in the previous quarter, or a 5.6% increase in the period, reflecting the 1.1% growth in the subscriber base during this quarter and monthly-fees readjustments concentrated in June for the São Paulo and Rio de Janeiro regions and in September for the Southern region. Pay-TV monthly-fees readjustments are based on the IGP-M inflation rate (General Market Price Index) and have respectively accumulated in the last 12 months 5.4% and 11.5%.

2. Average hook-up revenue (per new subscriber) presented a 13.1% negative variation, from US$ 30.27 in the previous quarter to US$ 26.31 in the 3Q04. This result is mainly due to higher Loyalty package sales, which exempt subscribers from hook-up fee in exchange of the commitment to stay in the subscriber base for no less than 12 months.

3. Pay-Per-View Revenue in the quarter totaled US$ 5.7 million, 14.3% higher than the US$ 5.0 million posted in 2Q04. This result is mainly explained by higher single games sales of the 2004 Brazilian Soccer Championship. On a year to date comparison, PPV revenues rose by 14.5%, mainly due to higher “Brasileirão 2004” full package sales in comparison to the same period of the previous year.

4. Broadband revenues grew by 21.9%, reaching US$ 9.5 million this quarter versus US$ 7.8 million in the previous quarter, mainly as a consequence to the 19.4% subscriber base increase this quarter.

5. Other Revenues, considering revenues from Corporate Networks, presented a 38.0% increase in comparison to the previous quarter, totaling US$ 11.7 million versus US$ 8.5 million in 2Q04. Even though in this quarter the Company accrued a lower amount of revenues from Corporate Networks business due to the sale of Vicom by the end of August, this increase was due to an extraordinary sale of approximately US$ 6.0 million, related to higher revenues from inventory sales made by Reyc and office space rentals by some subsidiaries. It is worth mentioning that these sales practically have no impact the Company’s EBITDA, once such revenue is fully offset by sales deductions and operating costs.

  Services and Other Taxes, that includes taxes and cancellations, closed the quarter at US$ 30.3 million, a 22.3% increase in relation to US$ 24.8 million posted in the previous quarter. Such raise is mainly a consequence of the ICMS (Value-Added Tax) on the Broadband service in the State of Rio de Janeiro. The Company was in a legal dispute against this State in order to lower the tax rate. However, it was decided to proceed with the payment of the full rate of such tax, including its past due amount. It is important to mention that the disputed proceeds were already provisioned in the Company’s balance sheet. Also, the difference remaining from the increase on this deduction is basically comprised by the difference between the rate and a higher collection due to the Pay-TV subscriber base increase.

  The abovementioned factors resulted in 5.7% higher Net Revenues in this quarter, totaling US$ 122.4 million in comparison to the US$ 115.8 million recorded in 2Q04.

COSTS AND EXPENSES RELATED TO NET REVENUE

COSTS & EXPENSES /NET REVENUES	3Q04	2Q04	1Q04	4Q03	3Q03

Net Revenues	100%	100%	100%	100%	100%
Direct Operating Expenses	55.8%	52.4%	51.4%	53.1%	55.5%
Programmers and Royalties	32.8%	33.1%	31.1%	32.3%	34.0%
Network Expenses	6.4%	6.0%	7.5%	7.0%	7.4%
Customers Relations	1.2%	1.3%	1.3%	1.6%	1.5%
Payroll and Benefits	5.2%	4.9%	5.0%	5.4%	6.0%
Other costs	10.3%	7.2%	6.4%	6.8%	6.7%
Selling, General and Admin.	18.3%	21.8%	21.0%	21.8%	18.5%
Selling	6.0%	5.1%	4.3%	5.3%	3.7%
General & Administrative	14.6%	14.4%	15.2%	14.9%	13.1%
Bad debt expense	2.1%	1.6%	2.1%	1.6%	1.2%
Goodwill impairment	0.0%	0.0%	0.0%	0.0%	0.0%
Other	-4.5%	0.6%	-0.5%	0.1%	0.6%
EBITDA	25.9%	25.8%	27.6%	25.1%	26.0%

  Direct Operating Expenses in the quarter were 12.7% higher and totaled US$ 68.4 million versus the US$ 60.7 million registered in the previous quarter. The breakdown of these expenses is detailed bellow:

1. Programming and Royalties costs increased 4.7%, reaching US$ 40.1 million compared to US$ 38.3 million recorded in the previous quarter. The main reasons for this increase were the readjustments based on the IGP-M inflation rate in some of the programming contracts and the cost of two new channels, “SportTV 2” and “Discovery Health”.

2. Network Expenses recorded a 12.7% increase, totaling US$ 7.8 million in the quarter versus US$ 6.9 million in the previous quarter. This increase reflects a discount of approximately R$ 1.7 million recorded in the previous quarter regarding the pole rental renegotiation for the São Paulo operation. Excluding this effect, this line would not present a significant change.

3. Customer Relations were fairly stable this quarter at US$ 1.5 million.

4. Payroll and Benefits Expenses posted a 12.4% increase this quarter, reaching US$ 6.3 million in comparison to the US$ 5.6 million in 2Q04, mainly due to the collective labor agreement that readjusted the payroll in approximately 6% in July, and to the provision for 2004 Result Participation Plan, as the results recorded this quarter increased the probability of the Company meeting its goals.

5. Other Operating Expenses, including third-party services and Vírtua link, recorded a 51.3% increase, reaching US$ 12.6 million in comparison to the US$ 8.3 million recorded in the 2Q04. This increase is mainly due to the previously mentioned revenues from decoder sales, which had an impact of US$ 4.6 million, as previously mentioned, and to the Real Appreciation.

  Selling, General and Administrative Expenses (SG&A) totaled US$ 22.4 million, an 11.5% drop in comparison to the US$ 25.3 million recorded in the previous quarter. This result is broken down as follows:

1. Selling Expenses presented a 23.8% increase this quarter, totaling US$ 7.3 million versus US$ 5.9 million 2Q04. This increase is due to higher expenses with advertising agencies media campaigns for Pay-TV and Vírtua, the highlights being the Olympic Games and Vírtua campaigns. Vírtua, besides launching its new website, promoted advertising campaigns that focused on its main advantage versus ADSL technology, the “Double Flash”, that unlike ADSL broadband, allows users to send and receive data at the hired speed.

2. General and Administrative Expenses went up 7.1%, totaling US$ 17.9 million, due to July’s collective labor agreement occurred in July, which that increased employee’s payroll of approximately 6% and to the abovementioned provision for the Result Participation Plan.

3. Bad Debt Expenses reached US$ 2.6 million in the 3Q04 against US$ 1.9 million in the previous quarter. This increase is explained by the reversion of loss provision for a Vicom’s client occurred in the 2Q04, due to recurring payment.

  Other SG&A Income (Expenses) were positive US$ 5.5 million in the quarter versus a negative US$ 0.8 million result in the previous quarter. This performance is a consequence of the reversion of provision for contingencies related to ICMS in the Rio de Janeiro operation, once the Company decided to pay such tax and related past due figure in this quarter ending the legal dispute and also, two other provisions for contingencies related to fiscal and legal disputes, in which the Company had positive results, were reverted.

  The Company registered quarterly Consolidated EBITDA of US$ 31.7 million, 6.0% above the US$ 29.9 million recorded in the 2Q04. Part of this increase was due to Real appreciation, once in BR GAAP, EBITDA grew by 1.6% to R$ 95.2 million. It is important to highlight that this result does not take into consideration Vicom’s September results, due to its sale by the end of August. This performance shows that the Company is able to implement its sustainable growth strategy and improve its operating performance, therefore consolidating the feasibility of the business in the long term. EBITDA margin increased 10 basis points, from 25.8% to 25.9%. The Real Appreciation mainly explains this increase in the quarter. Although in BR GAAP EBITDA margin dropped 50 basis points, it does not represent a weakness in the operational performance; it is merely a seasonal effect due to higher selling expenses related to Pay-TV and broadband promotional campaigns and the provision for the payment of the 2004 Result Participation Plan, as the results recorded so far indicate that the Company will meet its goals for the year.

1. Pay-TV EBITDA ended the quarter with US$ 28.5 million, 9.6% above the US$ 26.0 million recorded in the previous quarter. With costs and expenses under control and a consequent maintenance of the EBITDA margin, the increase in revenue provided by monthly fee readjustments, subscriber base and PPV sales for the Brazilian Soccer Championship resulted in this higher EBITDA.

2. Broadband EBITDA remained stable at US$ 3.1 million, although the subscriber base increase registered during the quarter. In BR GAAP, broadband EBITDA went up 13.3%, reflecting this subscribers base increase.

  Depreciation and Amortization expenses recorded a 17.8% drop in the quarter, totaling US$ 13.5 million in comparison to the US$ 16.4 million in the 2Q04. Such decrease is primarily due to the reduction of the Company’s total consolidated assets, as a consequence of the sale of Vicom in August. There was also the full depreciation of some assets that reached the end of its useful lives.

  As EBITDA, Operating Income (EBIT) was, for the third consecutive time, the best result on the Company’s history, reaching US$ 18.2 million, a 31.6% increase in relation to the US$ 13.8 million recorded in the previous quarter. This increase was mainly due to lower depreciation and amortization expenses, as a reflect of the sale of Vicom and Real Appreciation, once in BR GAAP, EBIT grew by only 14.3% to R$ 35.6 million.

NET FINANCIAL RESULT

US$ Thousand	3Q04	2Q04	1Q04	4Q03	3Q03

Net Financial Result	(17,351)	(42,421)	(27,958)	(36,655)	(33,587)

Monetary indexation, net	(1,682)	(1,907)	(1,095)	(6,035)	(1,252)
Loss on exchange rate, net	26,967	(22,082)	(1,800)	2,202	(5,037)
Financial expenses	(23,135)	(20,397)	(23,742)	(13,563)	(26,240)
interest and charges debt	(13,146)	(12,313)	(14,606)	(958)	(16,837)
arrears and fine interests	(7,137)	(5,978)	(6,051)	(5,084)	(3,220)
interest financial expenses others	(2,852)	(2,106)	(3,085)	(7,521)	(6,183)
Other Financial expenses	(21,474)	(3,076)	(5,022)	(22,952)	(4,150)
Financial income	1,974	5,041	3,700	3,693	3,091

Other (non operating)	(5,741)	(81)	270	(1,034)	188

  Net Financial Result1,2 recorded negative US$ 17.3 million, versus US$ 42.4 million in the 2Q04. This result was the product of:

_____________________
1	BR GAAP: Net Financial Result in the 3Q04 was negative R$ 14.3 million, versus a negative R$ 100.7 million recorded in the previous quarter.
2	Net Financial Result = Monetary indexation, net + Loss on exchange rate, net + Debt Financial Expenses + Other Financial Expenses + Financial Income.

1. Monetary indexation, net was negative US$ 1.7 million in the quarter, 11.7% better than the US$ 1.9 million expense recorded in the previous quarter. This quarterly decrease is due to IGP-M (General Market Price Index) inflation rate reduction that stood at 3.2% in the 3Q04, versus 3.7% in the previous quarter.

2. Loss on exchange rate, net was positive US$ 27.0 million, versus a negative US$ 22.1 million in the previous quarter. This increase can be explained by the impact of the 8.0% Real appreciation over the Company’s debt denominated in foreign currency.

3. Financial Expenses3 totaled US$ 23.1 million, a 13.4% increase in comparison to the US$ 20.4 million registered in the 2Q04. This increase is a consequence of higher interest rates in Brazil and interest expenses related to some local taxes.

_____________________
3	Financial expenses include interest over debt, charges and arrears interest over debt, interest on payable to suppliers and tax contingencies.

4. Other Financial Expenses reached US$ 21.5 million in this quarter versus US$ 3.1 million recorded in 2Q04. This recognition of financial restructuring expenses totaling US$ 17.8 million, including financial and legal consulting services rendered during the whole restructuring process.

5. Financial Income totaled US$ 2.0 million this quarter, versus the US$ 5.0 million recorded in the previous quarter. This decrease is related to the Real Appreciation, since the Company holds a significant portion of its cash equivalents linked to the US dollar that reduced its financial income.

6. Other Non-Operating Expenses were US$ 5.7 million versus US$ 0.1 million in the previous quarter. This result is a consequence of the net impairment of goodwill from the Vicom, sold in late August.

  Income Tax and Social Contribution amounted to a expense US$ 2.8 million, higher than the positive result from the US$ 2.6 million in the previous quarter. This result is due to: (i) the booking of deferred tax benefits4 totaling US$ 4.7 million during 2Q04, which reduced this expense in that quarter; (ii) the non-recurring reversion of provisions for contingencies of US$ 1.2 million in 2Q04; and (iii) the reversion of US$ 1.4 million deferred taxes benefits, which were realized during 3Q04. As a consequence of such reversions and the lower profit for some operations, cash Income Tax and Social Contribution, were reduced by US$ 0.9 million, from US$ 2.6 million to US$ 1.6 million in 3Q04.

_____________________
4

Deferred tax benefits are related to accumulated losses and provisions in subsidiaries that became profitable this quarter, once, according to the Brazilian Corporate Law, these benefits can only be booked once the company expects to actually be able to enjoy these benefits, i.e., when it becomes profitable.

  Net Loss for the period was US$ 7.2 million versus a Net Loss of US$ 24.6 million in the previous quarter. This result was mainly a consequence of the impact of the Real appreciation in the period.

Debt, Capitalization and Cash

	3Q04	2Q04	3Q03

Short Term Debt	340,249	329,238	345,763

Commercial loans (in US$)	23,819	38,918	37,587
Commercial loans (in R$)	52,683	34,570	36,682
Current portion of long-term debt	263,747	255,749	271,494
Senior Guaranteed Notes - 2004	97,692	97,692	97,692
Net Sul Notes	72,300	72,300	72,300
Convertible Debentures 1999 (R$-denom.)	16,745	14,915	14,518
Debentures 2001 (R$-denom.)	68,264	62,796	66,751
Other long-term debt (R$ - denom.)	8,746	8,045	8,552

Long Term Debt	-	-	-

Senior Guaranteed Notes - 2004	97,692	97,692	97,692
Net Sul Notes	72,300	72,300	72,300
International Finance Corporation	-	-	11,681
Convertible Debentures 2006 (R$-denom.)	16,745	14,915	14,518
Debentures 2001 (R$-denom.)	68,264	62,796	66,751
Other long-term debt (R$ - denom.)	8,746	8,045	8,552
Current portion of long-term debt	(263,747)	(255,749)	(271,494)

Total Debt	340,249	329,238	345,763

Cash	101,782	96,504	52,128

Net Debt	238,468	232,734	293,635

US dollar-denominated debt	193,811	208,910	219,260
	57.0%	63.5%	63.4%
Brazilian real-denominated debt	146,438	120,327	126,503
	43.0%	36.5%	36.6%

  One of the consequences of Vicom’s sale in August 2004 was that União de Comércio e Participações Ltda. (“UCP”) a company of Bradesco Group assumed part of Vicom’s debt totaling US$ 1.1 million. As UCP is not a financial company, NET, in compliance with accounting principles, had to transfer its debt to another line of the balance sheet. Such debt, however, continues to be part of the Financial Restructuring plan.

  The Company ended the 3Q04 with Total Debt of US$ 340.2 million, a 3.3% increase in comparison to the US$ 329.2 million Total Debt recorded in the previous quarter as a consequence of the Real Appreciation.

  Cash position reached US$ 101.8 million, a 5.4% increase over the US$ 96.5 million recorded in the previous quarter. Although the Company paid R$ 25.0 million to a programmer, as a consequence of the final agreement reached with a programming supplier and as per the announcement made by the Company in the previous quarter, the Company had identified some expenses and investments considered in the 2003 budget and beginning of 2004, that had not yet occurred. However, the impact of the end-period exchange rate decrease of 8.0% in the in the quarter offset such expenses. Even so, approximately US$ 17.3 million of these expenses and investments will still be performed before year-end.

  Therefore, Net debt rose by 2.5% in comparison to 2Q04, ending this quarter with US$ 238.5 million.

  The dollar-denominated debt dropped from 63.5% to 59.6% of Total Debt, in response to the Real appreciation this quarter.

US$ Million	2004	Total

US dollar-denominated debt	193.8	193.8

- Senior Guaranteed Notes	97.7	97.7
- Syndicate - Net Sul Notes	72.3	72.3
- Eximbank	1.4	1.4
- Trade Finance	15.5	15.5
- Commercial Loans (in US$)	7.0	7.0

Brazilian real-denominated debt	146.4	146.4

- Convertible Debentures - 1999	16.7	16.7
- Debentures - 2001	68.3	68.3
- Commercial Loans (in R$)	61.4	61.4

Total Gross Debt	340.2	340.2

- Globopar	13.1	13.1
- UCP	1.1	1.1

Debt to be restructured	354.4	354.4

  During the 3Q04, weighted average cost of debt, considering the original debt contracts, was of 20.94% in Reais and 9.06% for US dollar denominated debt.

  The Company has made total Capex of R$ 78.2 million until the end of this quarter, mainly regarding new subscribers, already taking into consideration the macroeconomic scenario. This Capex has been enough to support the presented Pay TV growth by the Company quarter over quarter, as well as the huge growth showed in broadband. For the last quarter of this year, the digital roll out should increase the Capex, but it will be within the Company’s long-term business plan.

  There was no principal and interest amortization during the quarter, due to of the Company’s decision taken at the end of 2002 to reevaluate its cash flow on a daily basis while pursuing an adequate capital structure. Therefore, the whole debt remained classified as short-term liabilities until the end of 3Q04.

  All charges and arrears interest over past due and the end of the 3Q04 booked not liquidated obligations. However, for the Financial Restructuring purposes, the debt is based in the figures recorded in the Balance Sheet as of June 30, 2004, added to a new interest rate, as agreed with the creditors, of CDI+2% p.a. for Real denominated debt and Libor+3% p.a. for US dollar denominated debt, as announced on June 27, 2004. Therefore, the interest accrued along 3Q04, which are based on the original contracts, will be deducted from the amounts recorded in the Balance Sheet as of September 30, 2004, and it will be added the interest accrued according to the new terms negotiated and agreed upon with creditors in the conclusion of the financial restructuring. In addition, penalties will be waived from the balance sheet, as previously announced.

  Therefore, at the restructuring conclusion date, the Company will pay interest according to the new rates settled, regarding the period starting July 1, 2004 until the closing date.

  On a meeting held on November 3, 2004, the Board of Directors approved the capital increase through a private offering of shares, as a substitute for the public offering of shares previously announced at a fixed price of R$ 0.35 for both common and preferred shares. This alternative provides the necessary protection to current shareholders, and also allows for the speedup of the closing of the restructuring plan. At the same time, it allows for additional cash generation to reduce the Company’s financial leverage beyond the initially expected levels, in case there are any unsubscribed shares after the current shareholders decided upon their preference rights. The Board decision does not constitute an amendment to the Plan, which already contemplated such alternative. This private offering of shares is still subject to the completion of the existing pre-conditions under the restructuring plan and under the agreement between Globopar and Telmex, whereby Telmex would acquire a stake in NET.

  Since the public announcement of the agreement with creditors, the Company is working on the ducumentation that will be used to formalize the restructuring. As announced in a Relevant Notice on November 5, 2004, the necessary documents for the conclusion of the restructuring plan were already filed with the Brazilian Securities and Exchange Commission - CVM, and also with the Security and Exchange Commission - SEC in the USA. Comments from these commissions should be sent to the Company in a 30-day term, starting on the filing date. Therefore, the financial restructuring is very close to its conclusion, solving permanently the Company’s capital structure issue.

Financial ratios*	3Q04	2Q04	3Q03

EBITDA / Interest Expenses (LTM)	1.52	1.42	0.72
Net Debt / EBITDA (LTM)	2.06	2.06	4.57
Debt / (EBITDA + Financial Income) (LTM)	2.59	2.53	4.59

EBITDA (LTM) / Active Subscribers	US$ 89	US$ 87	US$ 49
EBITDA (LTM) / Number of Employees (000)	US$ 37	US$ 36	US$ 21
Net Revenues (LTM) / Active Subscribers	US$ 341	US$ 332	US$ 282
Net Revenues (LTM) / Number of Employees (000)	US$ 143	US$ 139	US$ 124

*	Includes Globopar and UCP credits

UPCOMING EVENTS

1. Conference Call – 3Q04 Financial Results

Date: November 11, 2004

Corporate Law (in Portuguese):
10 am (US Eastern Time)	Phone:	(+55 11) 2101-1490
	Replay:	(+55 11) 2101-1490
	Code:	Net Serviços
Internet live transmission: http://www.ir.netservicos.com.br

US GAAP (in English):
12 pm (US Eastern Time)	Phone:	(+1 706) 634-5883
	Replay:	(+1 706) 645-9291
	Code:	1955088 or Net Serviços
Internet live transmission: http://www.ir.netservicos.com.br

If you have any questions or statements, please email our IR Team - ri@netservicos.com.br before the beginning of the conference call. The questions will be answered during the conference call.

2. Public Presentations

Madrid - Latibex Forum
Westin Palace Hotel
Plaza de las Cortes, 7
November 17 to 19, 2004

3. Reporting Dates of Upcoming Events

(4Q04)	--->	Date: March 3, 2005
(1Q05)	--->	Date: May 5, 2005
(2Q05)	--->	Date: August 4, 2005

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET´s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

FINANCIAL STATEMENTS

Net Serviços de Comunicação S.A.
Income Statement	3Q04	2Q04	3Q03	9M04	9M03
US GAAP - (in US$ thousands)

Revenues
Subscriptions	123,596	117,078	116,456	361,807	310,941
Sign-on and hookup revenue, net	2,227	2,283	2,176	6,377	6,173
Gross sign-on and hookup fee revenue	1,252	1,166	1,393	3,710	4,405
Deferred sign-on and hookup fee revenue,net	975	1,116	783	2,667	1,768
Other services	26,906	21,263	17,098	65,960	43,994
PPV	5,699	4,986	4,696	13,935	11,890
Vírtua	9,462	7,763	4,783	23,601	12,245
Others	11,746	8,514	7,618	28,424	19,859
Gross Revenues	152,730	140,624	135,730	434,143	361,108
Services and other taxes	(30,301)	(24,770)	(25,737)	(80,921)	(68,381)
Net Revenues	122,429	115,854	109,993	353,222	292,727
Direct Operating Expenses	(68,360)	(60,666)	(61,074)	(188,053)	(163,738)
Programming & Royalties	(40,123)	(38,323)	(37,348)	(114,179)	(100,144)
Network Expenses	(7,795)	(6,915)	(8,170)	(23,382)	(21,007)
Customers Relations	(1,502)	(1,463)	(1,601)	(4,491)	(5,027)
Payroll and Benefits	(6,321)	(5,623)	(6,546)	(17,696)	(17,746)
Other Costs	(12,619)	(8,341)	(7,408)	(28,305)	(19,814)
Selling, General and Administrative Expenses	(22,356)	(25,259)	(20,360)	(71,774)	(56,798)
Selling	(7,319)	(5,913)	(4,040)	(18,173)	(8,802)
General & administrative	(17,908)	(16,720)	(14,367)	(52,054)	(41,024)
Bad Debt Expenses	(2,593)	(1,873)	(1,291)	(6,866)	(4,939)
Other income/(expense), net	5,464	(753)	(663)	5,319	(2,034)
EBITDA	31,713	29,930	28,559	93,395	72,191

Depreciation and Amortization	(13,465)	(16,382)	(19,250)	(45,286)	(49,438)
Depreciation	(13,329)	(16,238)	(18,946)	(44,832)	(47,870)
Amortization	(136)	(144)	(304)	(454)	(1,568)
Loss on write-down of equipment, net	(82)	252	(871)	249	(1,621)
Operating Income/(Loss)	18,166	13,800	8,438	48,358	21,132

Non-operating Expenses
Monetary indexation, net	(1,682)	(1,907)	(1,252)	(4,685)	2,502
Loss on exchange rate, net	26,967	(22,082)	(5,037)	3,086	37,812
Financial expenses	(44,609)	(23,473)	(30,390)	(96,848)	(82,815)
interest and charges debt	(13,146)	(12,313)	(16,837)	(40,065)	(52,222)
arrears and fine interests	(7,137)	(5,978)	(3,220)	(19,165)	-
interest financial expenses others	(2,852)	(2,106)	(6,183)	(8,044)	(9,313)
other financial expenses	(21,474)	(3,076)	(4,150)	(29,574)	6,798
Financial income	1,974	5,041	3,091	10,717	6,798
Other (non-operating)	(5,741)	(81)	186	(5,551)	92

Income/(loss) bef. tax, investees, min. ints.	(4,925)	(28,701)	(24,964)	(44,923)	(14,479)
Income tax benefit, net	(2,842)	2,645	(372)	(3,380)	(1,384)

Income/(loss) bef. Investees, min.ints.	(7,767)	(26,055)	(25,335)	(48,303)	(15,863)
Cumulative effect of accouting change	-	-	-	-	-
Equity in earnings	528	1,434	271	1,444	(840)
Minority Interests	-	-	-	-	-

Net Income/(Loss)	(7,239)	(24,621)	(25,064)	(46,859)	(16,703)
Income (Loss) per share	(0.00)	(0.01)	(0.01)	(0.02)	(0.01)
Number of shares	2,028,855,530	2,028,855,530	2,028,855,530	2,028,855,531	2,028,855,532

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	3Q04%		2Q04%		3Q03%
US GAAP - (im US$ thousands)

Assets
Cash & cash equivalents	101,782	12.1%	96,504	12.2%	52,128	6.6%
Accounts receivable	58,843	7.0%	53,525	6.8%	53,500	6.8%
Advances to suppliers	924	0.1%	933	0.1%	0	0.0%
Advances to employees	852	0.1%	935	0.1%	858	0.1%
Other	3,374	0.4%	263	0.0%	994	0.1%
Provision for doubful accounts	(16,130)	-1.9%	(13,626)	-1.7%	(15,322)	-2.0%
Net accounts receivables	47,863	5.7%	42,029	5.3%	40,030	5.1%
Income tax recoverable	9,965	1.2%	6,772	0.9%	4,471	0.6%
Prepaid expenses and other current assets	6,039	0.7%	7,032	0.9%	10,730	1.4%
Total current assets	165,649	19.8%	152,336	19.3%	107,359	13.7%
Deferred income tax	17,004	2.0%	10,883	1.4%	3,011	0.4%
Due from related companies	86	0.0%	95	0.0%	2	0.0%
Investments and advances to investees	2,078	0.2%	2,125	0.3%	2,116	0.3%
Cable network	802,990	95.9%	757,400	96.0%	799,159	101.9%
Land, buildings, improvem.fix.fit, & instal.	19,540	2.3%	20,122	2.6%	21,285	2.7%
Vehicles	2,100	0.3%	2,043	0.3%	2,295	0.3%
Data processing equip.and others	146,821	17.5%	138,540	17.6%	145,847	18.6%
Cable construction materials	46,419	5.5%	37,771	4.8%	39,065	5.0%
Accumulated depreciation	(665,940)	-79.5%	(622,915)	-79.0%	(629,061)	-80.2%
Net property and equipment	351,931	42.0%	332,961	42.2%	378,591	48.3%
Goodwill on acquisition of subsidiaries	260,045	31.0%	250,610	31.8%	265,432	33.8%
Other assets	40,947	4.9%	39,636	5.0%	27,953	3.6%
Long-term assets	672,091	80.2%	636,310	80.7%	677,106	86.3%
Total assets	837,740	100%	788,646	100%	784,464	100%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	65,761	7.8%	72,846	9.2%	73,832	9.4%
Income taxes payable	6,147	0.7%	4,194	0.5%	2,169	0.3%
Short-term debt	340,249	9.0%	329,238	9.0%	345,763	9.2%
Due to related companies	13,097	1.6%	12,976	1.6%	0	0.0%
Other payables and accruals	237,807	28.4%	188,514	23.9%	156,906	20.0%
Current Liabilities	663,061	79.1%	607,768	77.1%	578,671	73.8%
Long-term debt
Due to related companies	1,369	0.2%	1,336	0.2%	2,006	0.3%
Deferred sign-on, hookup fee and programming benefit	29,040	3.5%	26,859	3.4%	25,143	3.2%
Taxes and payables and accruals	21,678	2.6%	23,487	3.0%	15,505	2.0%
Long-term liabilities	52,087	6.2%	51,682	6.6%	42,654	5.4%
Minority interests in subsidiaries	7	0.0%	127	0.0%	143	0.0%
Commitments and contigencies	175,010	20.9%	162,435	20.6%	140,586	17.9%
Capital stock - preffered and common shares	2,305,017	275.1%	2,305,016	292.3%	2,305,017	293.8%
Additional paid-in-capital	15,027	1.8%	15,027	1.9%	10,357	1.3%
Accumulated deficit	(2,138,888)	-255.3%	(2,131,649)	-270.3%	(2,063,334)	-263.0%
Cumulative translation adjustment	(233,581)	-27.9%	(221,760)	-28.1%	(229,630)	-29.3%
Shareholders' equity	(52,425)	-6.3%	(33,366)	-4.2%	22,410	2.9%
Total Liabilities and Shareholders'Equity	837,740	100%	788,646	100%	784,464	100%

Consolidated Statement of Cash Flows	3Q04	2Q04	9M04

Loss for the period	(7,239)	(24,623)	(46,856)
Non-cash items
Deferred sign-on and hook-up fee revenue	27	55	680
Amortization of deferred revenues	(2,164)	(1,324)	(4,711)
Equity in results of investees	(528)	(1,434)	(1,444)
Non-cash compensation expense	112	-	112
Exchange losses, net	(4,004)	22,769	26,259
Interest on loans, net	20,282	18,291	59,230
Depreciation and amortization	13,466	16,382	45,287
Deferred income tax	1,190	(3,824)	(1,287)
Loss on sale of assets	6,022	404	6,350
Current income tax	-	-	-
Contingences	6,651	4,884	12,960
Cash after non-cash items	33,815	31,581	96,580

Decrease (Increase) in assets	(4,821)	(16,942)	(27,631)
Accounts receivable	594	(6,810)	(6,029)
Income tax recoverable	(4,720)	(3,634)	(9,077)
Prepaid expenses	1,514	(3,123)	(3,488)
Other assets	(2,209)	(3,269)	(9,037)
Dividends receivable	-	(105)	-
Increase (decrease) in liabilities	(24,305)	5,729	(20,490)
Accounts payable to suppliers and programmers	(20,869)	3,431	(16,580)
Income taxes payable	1,535	1,766	3,074
Sales taxes	309	(1,255)	(2,472)
Payroll and related charges	2,159	964	1,994
Deferred subscription revenue	7,874	-	7,873
Other payables and accruals	(3,705)	7,593	6,923
Contingences	(11,608)	(6,771)	(21,302)
Net cash provided by operating activities	4,689	20,368	48,459

Cash flow from investing activities	(8,249)	(6,492)	(19,237)
Acquisition from investments and advances to related companies	(86)	158	(3)
Acquistion of property and equipment	(16,219)	(7,600)	(30,996)
Proceeds from the sale of equipment	8,056	950	11,762
Net cash after investing activities	(3,560)	13,876	29,222

Cash flow from financing activities	(179)	-	(179)
Short term debt repayment	(179)	-	(179)
Net cash after financing activities	(3,739)	13,876	29,043

Effect of exchange rate changes on cash	9,017	(4,871)	3,928
Change in cash and cash equivalentes	5,278	9,005	32,971
Cash and cash equivalents, beginning of the period	96,504	87,498	68,811
Cash and cash equivalents, end of the period	101,782	96,504	101,782

US $ thousand	Pay-TV				Broadband				Corporate Networks				Total

	3Q04	2Q04	9M04	9M03	3Q04	2Q04	9M04	9M03	3Q04	2Q04	9M04	9M03	3Q04	2Q04	9M04	9M03

Gross Revenues	140,297	128,085	398,271	335,783	9,462	7,763	23,600	12,245	2,971	4,776	12,272	13,079	152,730	140,624	434,143	361,107
subscriptions	123,596	117,078	361,807	310,941	8,966	7,438	22,723	11,369	-	-	-	-	132,562	124,517	384,530	322,309
hookup fee	2,227	2,283	6,377	6,173	35	23	58	444	-	-	-	-	2,262	2,305	6,435	6,617
others	14,474	8,724	30,086	18,670	461	302	819	432	2,971	4,776	12,272	13,079	17,906	13,801	43,178	32,181
Services and other taxes	(24,783)	(22,102)	(70,494)	(64,291)	(5,101)	(2,161)	(9,082)	(2,746)	(417)	(506)	(1,344)	(1,344)	(30,301)	(24,770)	(80,921)	(68,381)
Net Revenue	115,515	105,982	327,776	271,493	4,361	5,602	14,518	9,499	2,554	4,270	10,928	11,735	122,430	115,855	353,222	292,726
Direct Operating	(64,968)	(56,983)	(177,093)	(152,562)	(1,601)	(1,069)	(3,936)	(3,071)	(1,788)	(2,614)	(7,024)	(8,104)	(68,357)	(60,666)	(188,053)	(163,738)
Selling	(4,821)	(4,198)	(12,786)	(7,635)	(2,249)	(1,385)	(4,417)	(568)	(249)	(330)	(969)	(599)	(7,319)	(5,913)	(18,173)	(8,802)
General and Administrative	(14,658)	(16,875)	(47,450)	(41,349)	2,577	(86)	2,082	(440)	(365)	(512)	(1,368)	(1,269)	(12,446)	(17,473)	(46,735)	(43,058)
Bad Debt	(2,593)	(1,939)	(6,755)	(4,326)	-	(9)	(30)	(612)	-	74	(81)	(1)	(2,593)	(1,873)	(6,866)	(4,939)

EBITDA	28,474	25,989	83,692	65,620	3,087	3,053	8,217	4,807	152	888	1,486	1,762	31,716	29,932	93,395	72,189

% of Net Revenues

Net Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Direct Operating	-56.2%	-53.8%	-54.0%	-56.2%	-36.7%	-19.1%	-27.1%	-32.3%	-70.0%	-61.2%	-27.8%	-35.6%	-55.8%	-52.4%	-27.8%	-35.6%
Selling	-4.2%	-4.0%	-3.9%	-2.8%	-51.6%	-24.7%	-30.4%	-6.0%	-9.8%	-7.7%	-17.2%	-5.4%	-6.0%	-5.1%	-17.2%	-5.4%
General and Administrative	-12.7%	-15.9%	-14.5%	-15.2%	59.1%	-1.5%	14.3%	-4.6%	-14.3%	-12.0%	-9.0%	-3.9%	-10.2%	-15.1%	-9.0%	-3.9%
Bad Debt	-2.2%	-1.8%	-2.1%	-1.6%	0.0%	-0.2%	-0.2%	-6.4%	0.0%	1.7%	-0.5%	-6.8%	-2.1%	-1.6%	-0.5%	-6.8%

EBITDA Margin	24.6%	24.5%	25.5%	24.2%	70.8%	54.5%	56.6%	50.6%	6.0%	20.8%	45.6%	48.2%	25.9%	25.8%	45.6%	48.2%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.